Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 FEB -1 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : January 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C
20549-0302

06010565

SUPPL

PROCESSED
FEB 0 6 2006
THOMSON FINANCIAL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 30th January 2006 to consider interalia and approve the Unaudited Financial Results for the quarter ended 31st December 2005 and the same shall be published on or before 1st February 2006.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

Date : January 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the disclosure as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of disclosures received by the company under Regulation 7(1) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(1) of SEBI (Prohibition of Insider Trading) Regulations 1992 from Smallcap World Fund Inc., California.

Kindly take on record the above disclosures.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K.Venkataraman

S.K.VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Disclosure of Details of Acquisition to the Stock Exchanges by Target Company in Terms of Regulations 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

Name of the Reporting Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	17th January 2006	
Names of the Stock Exchanges where the shares of the target company are listed	Madras Stock Exchange Stock Exchange, Mumbai (BSE) National Stock Exchange (NSE)	
Details of the acquisition / sale received in terms of Reg. 7 (1) and 7 (1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	SMALLCAP World Fund Inc.	
Date of Acquisition / sale	12th January 2006	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	13th January 2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / interse transfer etc.)	Conversion of Global Depositary Receipts (GDRs) to underlying shares	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid up capital of Target Company.
(a) Shares / ~~Voting rights (VR)~~ of the acquirer / ~~seller~~ before acquisition / ~~sale~~	1,489,274	2.943%
(b) Shares/~~Voting rights~~ acquired / ~~sold~~	1,053,100	2.081%
(c) Shares / ~~VR~~ of the acquirer / ~~seller~~ after acquisition / ~~sale~~	2,542,374	5.024%
Paid up capital / ~~total voting capital~~ of the target company before the said acquisition/~~sale~~	Rs. 505,986,180/-	
Paid up capital / ~~total voting capital~~ of the target company after the said acquisition/~~sale~~	Rs. 505,986,180/-	

Note:- The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For APOLLO [illegible] ENTERPRISE LTD.

S K [illegible] RAMAN
Chief [illegible] Officer &
Company Secretary

Signature of the Authorised Signatory

Place : Chennai
Date : 17th January 2006

FORM - A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992
[Regulations 13(1) and (6)]

Name And Address of Share holder with Phone No.	Shareholding prior to Acquisition	No.& % of Shares voting rights acquired	Date of receipt of allotment / advice Date of acquisition (Specify)	Date of intimation to company	Mode of Acquisition (Market / Purchase / Public rights / preferential offer etc)	Share holding subsequent to Acquisition	Trading member through whom the trade was executed with SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value
SMALLCAP World Fund Inc., 333 South Hope Street, Los Angeles, California 90071-1406 Phone No.(213) 486 9200	1,489,274 & 2.943% of the Paid up Capital	1,053,100 & 2.081% of the Paid up Capital	12th Jan 2006	13th Jan 2006	Conversion of Global Depositary Receipts to underlying equity shares	2,542,374 5.024% of the Paid up Capital	N.A	N.A	N.A	N.A

AUTHORISED SIGNATORY

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 FEB -1 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date : January 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 31st December 2005.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st December 2005.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st December 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,366,007	28.39
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,366,007**	**28.39**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	119,513	0.24
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	660,752	1.31
(c)	Foreign Institutional Investors	13,734,160	27.14
	Sub-Total	**14,514,425**	**28.69**
4	**Others**		
(a)	Private Corporate Bodies	910,767	1.80
(b)	Indian Public	5,644,950	11.16
(c)	NRIs/OCBs	1,332,069	2.63
(d)	Any other		
	(i) Foreign Companies	5,500,000	10.87
	(ii) GDR Depositary (The Bank of New York)	8,330,400	16.46
	Sub-Total	**21,718,186**	**42.92**
	GRAND TOTAL	**50,598,618**	**100**

Note

(I) Total Foreign Shareholdings 28,896,629 57.11

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 31st December 2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.		**PROMOTERS' HOLDING**		
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	2.89
		Ms. Sucharitha Reddy	1,729,937	3.42
		Ms. Preetha Reddy	724,670	1.43
		Ms. Shobana Kamineni	1,089,976	2.15
		Ms. Sangita Reddy	1,281,254	2.53
		Mr. Vishweshwar Reddy	788,710	1.56
		PCR Investments Ltd	5,733,009	11.33
	Sub-Total		**12,812,149**	**25.32**
B.		**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**			
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	4.11
		Emerging Markets Growth Fund Inc	1,666,666	3.29
		Smallcap World Fund Inc	1,433,400	2.83
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,250,000	2.47
		Fidelity Select Portfolios Medical Delivery Portfolio	1,156,565	2.29
		Robeco Capital Growth Funds	930,000	1.84
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	874,317	1.73
		Morgan Stanley and Co. International Limited A/c Morgan Stanley Dean Witter Mauritius Company Ltd	817,755	1.62
		Capital International Emerging Markets Fund	725,100	1.43
	Sub-Total		**10,933,733**	**21.61**
4	**Others**			
d	Foreign Companies	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.87
e	GDR Depositary	The Bank of New York	8,330,400	16.46
	Sub-Total		**13,830,400**	**27.33**
		GRAND TOTAL	**37,576,282**	**74.26**

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited
Quarter ending on : 31st December 2005

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	**49 I**		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Compensation to Non Executive Directors will be paid only after obtaining members approval at the ensuing Annual General Meeting.
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	**49 II**		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	**49 III**	N.A.	
IV	**Disclosures**	**49 IV**		
	(A) Basis of related party transactions	49 (IV A)	N.A.	
	(B) Board Disclosures	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)		will be complied in Annual Report 2005-2006
	(E) Management	49 (IV E)	N.A.	will be complied in Annual Report 2005-2006
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	**49 V**		will be complied on annual basis
VI	**Report on Corporate Governance**	**49 VI**	Yes	
VII	**Compliance**	**49 VII**	N.A.	will be complied in Annual Report 2005-2006

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Compliance Officer